LOXO ONCOLOGY, INC.

One Landmark Square

Suite 1122

Stamford, CT 06901

July 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel – Assistant Director Kathleen Krebs – Special Counsel Paul Fischer, Attorney Advisor

Re:

Loxo Oncology, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-197123) originally filed June 30, 2014, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36562) filed July 22, 2014

Ladies and Gentlemen:

Requested Date: July 31, 2014

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Loxo Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Matthew S. Rossiter, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Registrant hereby confirms that there have been no material adverse trends in terms of its financial condition and results of operations since the end of its fiscal quarter ended March 31, 2014.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Mr. Rossiter at (415) 875-2372.

Sincerely,

LOXO ONCOLOGY, INC.

		By:	/s/ Joshua H. Bilenker, MD
Joshua H. Bilenker, MD
President and Chief Executive Officer

cc:	Robert A. Freedman, Esq.
Effie Toshav, Esq.
Matthew S. Rossiter, Esq.
Fenwick & West LLP

Mark A. Spelker
CohnReznik LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP